UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

GOPRO, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

38268T 10 3

(CUSIP Number)

Silicon Valley Community Foundation

Nicole Taylor

Misti M. Sangani

Paul Velaski

c/o 2440 W. El Camino Real, Suite 300

Mountain View, CA 94040

Telephone: 650.450.5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38268T 10 3

SCHEDULE 13D
1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Silicon Valley Community Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-5,558,039-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-5,558,039-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38268T 10 3

SCHEDULE 13D
1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Nicole Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-5,558,039-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-5,558,039-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D
1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Misti M. Sangani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-5,558,039-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-5,558,039-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D
1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Paul Velaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-5,558,039-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-5,558,039-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of class A common stock, $.0001 par value (the “Class A Common Stock”), of GoPro, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3000 Clearview Way, San Mateo, CA 94402.

Item 2. Identity and Background.

(a)          The names of the reporting persons are Silicon Valley Community Foundation (the “Foundation”), Nicole Taylor, Misti M. Sangani and Paul Velaski (collectively, the “Reporting Persons”). The Reporting Persons, other than the Foundation, are referred to as the “Officer Reporting Persons.”

(b)-(c) The Foundation is a California nonprofit public benefit corporation which is a philanthropic organization. Each of the Officer Reporting Persons is an officer of the Foundation. The business address of each of the Reporting Persons is c/o Silicon Valley Community Foundation, 2440 W. El Camino Real, Suite 300, Mountain View, CA 94040. Each of the Officer Reporting Persons is a citizen of the United States of America.

(d)          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)          During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons anticipate that the Foundation may sell additional shares of Class A Common Stock but have not yet determined what number of shares the Foundation will sell or over what time period such sales will occur.

Item 5. Interest in Securities of the Issuer

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. The Foundation is the record holder of the shares of Class A Common Stock and each of the Officer Reporting Persons has shared power to vote and dispose of all shares. The percentages in Item 13 of the cover pages are based on 114,352,049 issued and outstanding shares of Class A Common Stock as of January 31, 2019 (as reported on Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on February 15, 2019).

(c)          On March 8, 2019, the Foundation sold 145,000 shares of Class A Common Stock in an open market transaction at a per share price of $5.9074 per share. Other than such sale, there have been no transactions effected with respect to the Class A Common Stock by any of the Reporting Persons within the past 60 days of the date hereof.

(d)          Not applicable.

(e)          The Reporting Persons are no longer the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2019

Silicon Valley Community Foundation

By:	/s/ Nicole Taylor
Name:	Nicole Taylor
Title:	CEO

/s/ Misti M. Sangani
Misti M. Sangani

/s/ Paul Velaski
Paul Velaski

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of this Amendment No. 1 to Schedule 13D with respect to the shares of Class A Common Stock, $0.0001 par value per share, of GoPro, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1 to such Amendment No. 1 to Schedule 13D.  In evidence thereof, the undersigned hereby execute this agreement as of March 20, 2019.

Silicon Valley Community Foundation

By:	/s/ Nicole Taylor
Name:	Nicole Taylor
Title:	CEO

/s/ Misti M. Sangani
Misti M. Sangani

/s/ Paul Velaski
Paul Velaski